EXHIBIT 99.1

HA Motorcast in Leeds in UK to be closed

Oslo (2004-06-18): The Board of Directors in Hydro Aluminium Motorcast Ltd. in Leeds in UK (HA Motorcast)has made a final decision to go ahead with the closing of the plant, affecting 580 employees.

HA Motorcast produces aluminium cylinder heads for the UK automotive industry. Due to the competitive environment for these products and the competitive position of the plant, the company has failed to attract new business that could ensure its future viability. The three-month mandatory employee consultation process concluded that there is no viable alternative to close the plant.

The closure is expected to give an accounting loss of approximately GBP 22 million (NOK 265 million) in rationalization and closure costs, net of expected proceeds of sale of property and equipment. Costs include redundancy costs, pension costs, site clearance and other closure costs and expenses. These expenses will be booked in 2004 and 2005. In addition the plant is expected to deliver a negative EBITDA of approximately GBP 3.6 million (NOK 44 million) in 2004.

The decision is to close down production towards the end of 2004 or early in 2005. The present manning of Motorcast is 580. Most of the staff will leave during the second half of 2004. Production of turbo cylinder heads for GM will be relocated to Hydro.s plant in Gyor, Hungary.

Contacts:

Tor Steinum
Telephone (+47) 22 53 27 31
Cellular (+47) 95 08 39 33
E-mail Tor.Steinum@hydro.com

Norsk Hydro ASA
Bygdoy alle 2
N-0240 Oslo
Norway
Telephone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com